UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

Unaudited condensed consolidated interim financial statements as of March 31, 2019, and for the three-month periods ended March 31, 2018 and 2019

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Financial Position
December 31, 2018 and March 31, 2019
(Reais and Dollars in thousands)

			December 31,		March 31,
Assets	Note		2018		2019		2019
Current assets:			BRL		BRL		USD Note 2.2
Cash and cash equivalents	10	R$	67,321	R$	43,194	US$	11,085
Restricted cash			2,996		777		199
Trade accounts receivables, net	11		163,807		90,789		23,299
Inventories, net	12		268,594		255,824		65,651
Recoverable taxes	13		59,214		58,577		15,032
Prepaid expenses and other current assets			20,138		25,397		6,518
			582,070		474,558		121,784

Non-current assets held for sale	3		-		14,192		3,642
Total current assets			582,070		488,750		125,426

Non-current assets:
Restricted cash			18,533		21,623		5,549
Judicial deposits	25		119,717		124,516		31,954
Recoverable taxes	13		40,033		37,463		9,614
Other assets			14,166		14,166		3,635
Due from related parties	24		7		-		-
Property and equipment, net	14		76,489		152,889		39,236
Intangible assets, net	15		143,317		143,328		36,782
Total non-current assets			412,262		493,985		126,770

Total assets		R$	994,332	R$	982,735	US$	252,196

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Financial Position
December 31, 2018 and March 31, 2019
(Reais and Dollars in thousands)

			December 31,		March 31,
Liabilities and Shareholders' Equity	Note		2018		2019		2019
Current liabilities:			BRL		BRL		USD Note 2.2
Trade accounts payable	16	R$	337,120	R$	312,440	US$	80,181
Reverse factoring	17		45,276		38,217		9,808
Current portion of long-term debt	19		38,473		66,882		17,164
Taxes and contributions payable			18,467		15,736		4,038
Deferred revenue	8		3,983		3,927		1,008
Accrued expenses	18		136,721		125,917		32,314
Current portion of lease liabilities	2.5		-		16,121		4,136
Other current liabilities			25,711		23,654		6,069
			605,751		602,894		154,718

Liabilities associated with non-current assets held for sale	3		-		18,076		4,639
Total current liabilities			605,751		620,970		159,357

Non-current liabilities:
Long-term debt, net of current portion	19		190,406		164,109		42,115
Provision for labor, civil and tax risks	25		19,935		23,714		6,086
Deferred revenue	8		21,690		20,397		5,234
Leases liabilities, net of current portion	2.5		-		63,650		16,333
Total non-current liabilities			232,031		271,870		69,768
Total liabilities			837,782		892,840		229,125

Shareholders' equity:
Share capital			244		244		63
Additional-paid in capital			1,347,581		1,348,043		345,945
Treasury shares			(1,533)		(1,533)		(393)
Accumulated other comprehensive loss			(11,022)		(11,228)		(2,881)
Accumulated losses			(1,178,464)		(1,245,338)		(319,588)
Equity attributable to owners of the parent			156,806		90,188		23,146
Equity attributable to non-controlling interests			(256)		(293)		(75)
Total shareholders' equity			156,550		89,895		23,071

Total liabilities and shareholders' equity		R$	994,332	R$	982,735	US$	252,196

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Profit or Loss
For the three months ended March 31, 2018 and 2019
(Reais and Dollars in thousands, except loss per share)

			For the three months ended in March 31,
	Note		2018		2019		2019
			BRL		BRL		USD Note 2.2
Continuing operations			Restated
Revenue	7	R$	360,351	R$	326,703	US$	83,841
Cost of sales	9		(248,802)		(238,164)		(61,119)
Gross profit			111,549		88,539		22,722

Operating expenses:
Selling and marketing expenses	9		(98,771)		(89,394)		(22,941)
General and administrative expenses	9		(49,189)		(44,700)		(11,471)
Other operating (expenses) income, net			(1,114)		1,110		285
Total operating expenses			(149,074)		(132,984)		(34,127)
Operating loss			(37,525)		(44,445)		(11,405)

Financial income	9		4,125		3,256		836
Financial expenses	9		(17,314)		(23,102)		(5,929)
Loss before income tax			(50,714)		(64,291)		(16,498)

Income tax expense			-		-		-
Net Loss from continuing operations			(50,714)		(64,291)		(16,498)

Net Loss from discontinued operations	3		(10,586)		(2,626)		(674)

Net Loss		R$	(61,300)	R$	(66,917)	US$	(17,172)

Net loss attributable to:
Owners of the Parent from continuing operations		R$	(50,714)	R$	(64,291)	US$	(16,499)
Owners of the Parent from discontinued operations			(10,468)		(2,583)		(663)
Non-controlling interests from discontinued operations			(118)		(43)		(11)

Loss per share attributable to owners of the Parent
Basic and diluted	6	R$	(1.97)	R$	(2.15)	US$	(0.55)

Loss from continuing operations per share attributable to owners of the Parent
Basic and diluted	6	R$	(1.63)	R$	(2.07)	US$	(0.53)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2018 and 2019
(Reais and Dollars in thousands)

		For the three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD Note 2.2
		Restated

Net Loss	R$	(61,300)	R$	(66,917)	US$	(17,172)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		(449)		(200)		(51)
Other comprehensive income (loss)		(449)		(200)		(51)
Total comprehensive income (loss)		(61,749)		(67,117)		(17,223)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(61,617)	R$	(67,080)	US$	(17,216)
Non-controlling interests		(132)		(37)		(9)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2018 and 2019
(Reais and Dollars in thousands)

		For the three months ended in March 31,

		2018		2019		2019
		BRL		BRL		USD
		Restated
Cash flows from continuing operating activities:						Note 2.2
Net loss	R$	(50,714)	R$	(64,291)	US$	(16,498)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		4,681		(1,675)		(430)
Depreciation and amortization		15,676		17,262		4,430
Loss on disposal of property and equipment, and intangible assets		259		48		12
Share-based payment		2,557		571		147
Provision for labor, civil and tax risks		1,878		4,857		1,246
Interest expenses, net		14,397		11,292		2,898
Provision for inventory losses		4,181		(1,424)		(365)
Other		4		-		-
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		(2,765)		2,219		569
Trade accounts receivable		(1,395)		72,317		18,559
Inventories		(20,855)		685		176
Recoverable taxes		(1,329)		1,968		505
Judicial deposits		(2,972)		(4,799)		(1,232)
Other assets		(9,979)		(8,138)		(2,088)
Increase (decrease) in:
Trade accounts payable		(80,423)		(13,927)		(3,574)
Reverse factoring		(87,802)		(7,059)		(1,812)
Taxes and contributions payable		(520)		(1,889)		(485)
Deferred revenue		(951)		(1,348)		(346)
Accrued expenses		(25,057)		(8,780)		(2,253)
Share-based payment		-		(109)		(28)
Other liabilities		(691)		(2,121)		(544)
Net cash used in continung operating activities		(241,820)		(4,341)		(1,113)

Cash flows from continuing investing activities:
Purchase of property and equipment		(10,424)		(390)		(100)
Purchase of intangible assets		(16,793)		(8,676)		(2,226)
Restricted cash		(2,242)		(3,090)		(793)
Other		961		-		-
Net cash used in continuing investing activities		(28,498)		(12,156)		(3,119)

Cash flows from continuing financing activities:
Proceeds from debt		-		1,426		366
Payments of debt		(28,296)		-		-
Payments of interest		(15,648)		(10,362)		(2,659)
Net cash provided by (used in) continuing financing activities		(43,944)		(8,936)		(2,293)

Net cash (used) provided by discontinued operations (note 3)		(20,965)		1,285		330

Effect of exchange rate changes on cash and cash equivalents		(83)		21		4

Change in cash and cash equivalents		(335,310)		(24,127)		(6,191)

Cash and cash equivalents, beginning of period		395,962		67,321		17,276
Cash and cash equivalents, end of period		60,652		43,194		11,085
	R$	(335,310)	R$	(24,127)	US$	(6,191)
Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets (Note 18)	R$	1,431	R$	1,088	US$	279
Adjustment on initial application of IFRS 15 and IFRS 9		1,854		-		-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the three months ended March 31, 2018 and 2019
(Reais and Dollars in thousand)

		Equity Attributable to owners of the Parent
		Share Capital		Additional Paid-in Capital		Treasury Shares		Accumulated Losses		Foreign Currency Translation		Total		Non-controlling Interest		Total Equity
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL

Balance, December 31, 2017	R$	244	R$	1,345,507	R$	(1,533)	R$	(847,125)	R$	(13,664)	R$	483,429	R$	(80)	R$	483,349

Adjustment on initial adoption of IFRS 15		-		-		-		(1,153)		-		(1,153)		-		(1,153)
Adjustment on initial adoption of IFRS 9		-		-		-		(701)		-		(701)		-		(701)
Adjustment on initial adoption of IAS 29		-		-		-		2,260		-		2,260		42		2,302

Adjusted balance, January 1, 2018		244		1,345,507		(1,533)		(846,719)		(13,664)		483,835		(38)		483,797

Comprehensive Income (Loss)
Net loss		-		-		-		(61,182)		-		(61,182)		(118)		(61,300)
Other comprehensive income (loss)		-		-		-		-		(435)		(435)		(14)		(449)
Total comprehensive income (loss)		-		-		-		(61,182)		(435)		(61,617)		(132)		(61,749)

Share-based payments		-		2,181		-		-		-		2,181		-		2,181

Balance, March 31, 2018	R$	244	R$	1,347,688	R$	(1,533)	R$	(907,901)	R$	(14,099)	R$	424,399	R$	(170)	R$	424,229

Balance, January 1, 2019	R$	244	R$	1,347,581	R$	(1,533)	R$	(1,178,464)	R$	(11,022)	R$	156,806	R$	(256)	R$	156,550

Comprehensive Income (Loss)
Net loss		-		-		-		(66,874)		-		(66,874)		(43)		(66,917)
Other comprehensive income (loss)		-		-		-		-		(206)		(206)		6		(200)
Total comprehensive income (loss)		-		-		-		(66,874)		(206)		(67,080)		(37)		(67,117)

Share-based payments		-		462		-		-		-		462		-		462

Balance, March 31, 2019	R$	244	R$	1,348,043	R$	(1,533)	R$	(1,245,338)	R$	(11,228)	R$	90,188	R$	(293)	R$	89,895

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

1.              Organization and background

1.1      Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent") was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), Ruane Cunniff & Goldfarb LP, CDK Net Fund IC and HCFT Holdings.

The Company is a sports and lifestyle ecommerce destination in Brazil. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion and beauty. The Company conducts its business mainly through its ecommerce websites (Netshoes, Zattini, Shoestock and Freelace).

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. On October 11, 2018 the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation (see note 3).

In January 2019, the Company decided to divest Argentina operations and in April 2019 the Company entered into an agreement with BT8 S.A. to sell the entirety of its Argentina operations (see note 3).

The Company’s shares are offered, sold and registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol "NETS".

1.2    Going concern considerations

The Company recorded a net loss and a significant negative operating cash flow in the year ended December 31, 2018 and in the three-month period ended March 31, 2019. As of and for the period ended March 31, 2019, the Company had accumulated losses of R$ 1,245,338 (compared to R$1,178,464 as of December 31, 2018), net loss of R$66,917 (compared to R$61,300 for the period ended March 31, 2018) and net cash used in operating activities of R$4,341 (compared to  R$241,820 for the period ended March 31, 2018). In addition, the Company has a working capital deficiency as of March 31, 2019 with R$ 132,220 of net current liabilities (compared to R$ 23,681 as of December 31, 2018).

The Company expects to continue to incur net losses for at least the next twelve-months following the issue of these condensed consolidated financial statements. Although the Company continues to take action to improve its operating performance and expects to generate positive net operating cash flow over the next twelve-months, this positive cash flow from operating activities by itself may not be sufficient to meet the Company’s cash requirements in the same period arising from its financing activities. As such, Management has concluded that financing alternatives will be necessary to meet its obligations within one year from the date of issue of these condensed consolidated financial statements. However, there can be no assurance that the Company’s plan to improve its operating performance and financial position will be successful or that the Company will be able to obtain additional financing on commercially reasonable terms, or at all.

The Company is currently exploring alternatives to obtain access to other sources of capital necessary to meet its ongoing liquidity needs, such as obtaining new lines of credit, and is taking measures to improve its operating performance and cash, liquidity and financial position. Such measures include, among others, the following:

•         continuing to implement cost-saving initiatives across the Company;

•         negotiating alternative payment terms with suppliers;

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

•         seeking with current creditors the partial release of collateral provided under certain of the Company’s financing arrangements (basically restricted cash and cash equivalents, which as of March 31, 2019 amounted to R$65,594); and

•         assessing ways of monetizing the Company’s PIS/COFINS judicial deposits, following a favorable decision in its judicial disputes challenging the tax authorities’ interpretation of the calculation basis for PIS/COFINS taxes over products sold by the Company (such tax credits amounted to R$ 103,595 as of March 31, 2019). Following the favorable decision, the Company expects these deposits to be released, however authorization for release is subject to government approval, the timing of which is currently unknown.

The Company has also engaged financial and other advisors to assist it in those efforts.

Given the above, management acknowledges there is a material uncertainty which may cast substantial doubt on the Company’s ability to continue as a going concern.

The financial statements of the Company have been prepared assuming the Company’s ability to continue as a going concern as management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future based on the projections and measures being taken.  If for any reason the Company is unable to continue as a going concern, then this could have an impact on the Company’s ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business at the amounts stated in the condensed consolidated financial statements. The condensed consolidated interim financial statements do not include any adjustments that might result from this uncertainty.

1.3    Merger agreement – subsequent event

The Company announced, on April 29, 2019, that it has entered into an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands (“Merger Sub”). Pursuant to the Merger Agreement, Magazine Luiza S.A. will acquire the Company, such that, at the effective time of the transaction, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving company and a wholly-owned subsidiary of Magazine Luiza S.A. Subject to the terms and conditions of the Merger Agreement, each of Company´s shareholders will receive US$2.00 per share in cash for each common share.

The Merger is subject to the satisfaction of certain conditions precedent established in the Agreement and Plan of Merger, including, among others, its approval by two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a Company’s general meeting, and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian anti-trust agency.

In addition, on April 29, 2019, Magazine Luiza S.A. announced that it has entered into a voting and support agreement, with shareholders representing 47.9% of Company’s capital stock, pursuant to which, among other things, each such shareholder has agreed to vote all common shares beneficially owned by such shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

2.              Summary of Significant Accounting Policies

2.1.          Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2018 (“last annual financial statements”). These interim financial statements, which are unaudited, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements as of and for the three-month period ended March 31, 2019 were authorized for issuance by the Board of Directors on May 10, 2019.

2.2.          Basis of Presentation

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico (last two presented as discontinued operations, as described in note 3) use their respective currencies as their functional currencies.

Translations of balances in the condensed consolidated statement of financial positions, condensed consolidated statement of profit or loss, condensed consolidated statement of comprehensive income (loss) and condensed consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$ 3.8967, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on March 31, 2019. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2019, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

Due to the significant inflation in Argentina over the past few years, the three-year cumulative inflation rate in Argentina has exceeded 100% based on data from the national wholesale price index and various available inflation indices in May 2018. As such, Argentina was considered as hyperinflationary economy effective July 1, 2018 and, as from January 1, 2018, the Company was required to apply inflation accounting. Thus, its statement of financial position and statement of profit or loss are adjusted for the changes in the general purchasing power of the local currency, using official indices at the reporting date, before translation into Brazilian Real (“R$”) and, as a result, are stated in terms of the measuring unit current at the reporting date.

These interim condensed consolidated interim financial statements were prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in financial statements for the year ended December 31, 2018 and must be analyzed jointly with the referred to financial statements, except for:

•         the comparative information for the three-month period ended March 31, 2018 which was restated, see note 3 for further information; and

•         the adoption of IFRS 16, see note 2.5 for further information.

The policy for recognizing and measuring income taxes in the interim period is described in note 22.

2.3.          Use of Judgments, Estimates and Assumptions

In preparing these condensed consolidated interim financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2018, except for the initial adoption of IFRS 16 disclosed in note 2.5.

2.4.          Fair Value Measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

•         Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•         Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly

•         Level 3 — inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy in the reporting period during which the change has occurred.

Note 20 includes accounting classification and fair value measurement of financial instruments.

2.5.          Changes in accounting policies

The Company applied as of January 1, 2019, IFRS 16 (Leases). The nature and effect of these changes are described below.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged under IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application as of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

a.       Nature of the effect of adoption of IFRS 16

The Company has lease contracts on buildings where its distribution centers and administrative headquarters are located with third parties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease (the buildings mentioned were classified as operating leases under IAS 17). A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Company; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in the statement of profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Prepaid expenses and other current assets and Other current liabilities, respectively.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

Leases previously accounted for as operating leases

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

-          apply the new definition of a lease to all of their contracts;

-          exemptions to short term leases and/or with low values;

-          does not restate its prior-period financial information;

-          calculates lease assets and lease liabilities as at the beginning of the current period using:

o    measures the lease liability at the date of initial application as the present value of the remaining lease payments;

o    measure the right of use assets at an amount equal to the lease liability; and

-          apply a single discount rate to the portfolio of leases with similar characteristics using market rates which reasonable approximates the Company risks.

Based on the foregoing, as at January 1st, 2019:

-          Right-of -use assets of R$83,516, recognized in Property and equipment, net, such as Property, were recognized and presented as in the statement of financial position; and

-          Additional lease liabilities of R$83,516 (included in Lease liabilities current and non-current) were recognized.

b.       Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at/or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

January 1st,
2019
BRL
Operating lease commitment at December 31, 2018 as disclosed in the Company's consolidated financial statements	132,419
Discounted using the incremental borrowing rate at January 1st, 2019	32,147
Discontinued operations effect	4,507
Tax (PIS/COFINS) effect	12,249
Lease liabilities recognized at January 1st, 2019	83,516

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Company recognized rent expense from short-term leases and leases of low-value assets.

Other Clarifications, amendments and interpretations

Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the condensed consolidated interim financial statements of the Company.

3.              Specific events occurred

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

3.1           Discontinued operations

(a)     Argentina operation

The subsidiaries (NS2.Com Internet S.A. and NS5 Participações Ltda.) have signed an agreement, on April 26, 2019 (“closing date”), to sell the entirety of its Argentina operations (NS3 Internet S.A.), which belongs to the reportable International segment, through the sale of all shares which they hold.

Pursuant to terms of this transaction, the Company:

- will receive ARS 1 (one Argentinean peso) for the shares that are transferred;

- has granted to the former subsidiary a license for the period of eighteen months from the closing date, in Argentina, for the Company brand and e-commerce platform;

- has agreed to provide certain services relating to IT for the period of eighteen months from the closing date; and

- has agreed to contribute approximately ARS106,000 (approximately USD2,500) into NS3.

The Company estimated a total loss of R$15,100 (USD3,873), including the estimated costs for fulfilling the conditions listed above, which will be recognized in the income statement from discontinued operations in the second quarter of 2019.

As at March 31, 2019 the non-current assets and liabilities held for sale comprises:

		March 31,
		2019		2019
Current assets:		BRL		USD Note 2.2
Cash and cash equivalents	R$	2,468	US$	633
Trade accounts receivables, net		4,094		1,051
Inventories, net		6,718		1,724
Recoverable taxes		735		188
Prepaid expenses and other current assets		164		43
Total current assets		14,179		3,639

Total non-current assets		-		-

Total assets	R$	14,179	US$	3,639

Current liabilities:
Trade accounts payable	R$	10,032	US$	2,574
Taxes and contributions payable		955		245
Accrued expenses		5,774		1,482
Other current liabilities		1,315		338
Total current liabilities		18,076		4,639

Total non-current liabilities		-		-

Total liabilities	R$	18,076	US$	4,639

Net non-current assets held for sale	R$	(3,897)	US$	(1,000)

The statements of profit or loss and cash flow from discontinued operations of the Argentina Operation for the period ended March 31, 2018 and 2019 are presented below.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

		For the three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD Note 2.2
Net sales	R$	27,240	R$	18,120	US$	4,650
Cost of sales		(22,692)		(14,693)		(3,771)
Gross Profit		4,548		3,427		879

Operating expenses:
Selling and marketing expenses		(9,333)		(5,132)		(1,318)
General and administrative expenses		(2,193)		(1,362)		(350)
Total operating expenses		(11,526)		(6,494)		(1,668)
Operating loss		(6,978)		(3,067)		(789)

Financial income		51		380		100
Financial expenses		(2,199)		(1,887)		(485)
Monetary position (loss) gain, net		1,135		1,947		500
Loss before income tax		(1,013)		440		115

Income tax expense		-		-		-
Net loss from discontinued operations	R$	(7,991)	R$	(2,627)	US$	(674)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

	For the three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
Cash flows from operating activities:						Note 2.2
Net loss from discontinued operations	R$	(7,991)	R$	(2,627)	US$	(674)
Adjustments to reconcile net loss from discontinued operations to net cash provided by (used in) operating activities:
Depreciation and amortization		249		-		-
Loss on disposal of property and equipment, and intangible assets		17		-		-
Interest expense, net		1,474		1,190		305
Monetary (loss) gain, net		839		(621)		(159)
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		(1,105)		(2,145)		(550)
Inventories		2,523		5,280		1,355
Recoverable taxes		(2,042)		368		94
Other assets		(124)		180		47
Increase (decrease) in:
Trade accounts payable		(9,519)		830		213
Taxes and contributions payable		1,174		228		59
Accrued expenses		(985)		(240)		(62)
Other liabilities		602		219		56
Net cash provided from discontinued operations by (used in) operating activities		(14,888)		2,662		684

Cash flows from investing activities:
Purchase of property and equipment		(95)		(6)		(2)
Purchase of intangible assets		(8)		-		-
Net cash provided from discontinued operations by (used in) investing activities		(103)		(6)		(2)

Cash flows from financing activities:
Payments of interest		(1,474)		(1,190)		(306)
Net cash provided from discontinued operation by (used in) financing activities		(1,474)		(1,190)		(306)

Effect of exchange rate changes on cash and cash equivalents		(463)		(181)		(47)
Net cash used in discontinued operations		(16,928)		1,285		329

(b)     Mexico operation

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. On October 11, 2018 (the “Closing date”) the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation.

The statements of profit or loss and cash flow from discontinued operations of the Mexico Operation for the period ended March 31, 2018 are presented below.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

		For the three months ended in March 31,
		2018
		BRL
Net sales	R$	12,231
Cost of sales		(9,437)
Gross Profit		2,794

Operating expenses:
Selling and marketing expenses		(2,679)
General and administrative expenses		(2,510)
Total operating expenses		(5,189)
Operating loss		(2,395)

Financial income		409
Financial expenses		(609)
Loss before income tax		(200)

Income tax expense		-
Net loss from discontinued operations	R$	(2,595)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

	For the three months ended in March 31,
		2018
		BRL
Cash flows from operating activities:
Net loss from discontinued operations	R$	(2,595)
Adjustments to reconcile net loss from discontinued operations to net cash provided by (used in) operating activities:
Depreciation and amortization		88
Interest expense, net		505
Provision for inventory losses		5
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		(80)
Inventories		769
Recoverable taxes		975
Other assets		(87)
Increase (decrease) in:
Trade accounts payable		(2,110)
Taxes and contributions payable		(573)
Accrued expenses		(794)
Other liabilities		68
Net cash provided from discontinued operations by (used in) operating activities		(3,829)

Cash flows from investing activities:
Purchase of property and equipment		(25)
Net cash provided from discontinued operations by (used in) investing activities		(25)

Cash flows from financing activities:
Proceeds from debt		3,839
Payments of debt		(3,469)
Payments of interest		(505)
Net cash provided from discontinued operation by (used in) financing activities		(135)

Effect of exchange rate changes on cash and cash equivalents		(48)
Net cash used in discontinued operations		(4,037)

4.              Seasonality

Like most retail businesses, the Company experiences seasonal fluctuations in its revenues and operating results. Historically, the Company has generated higher revenues in the fourth quarter, which includes Black November period (commercial holiday introduced in 2010 by Brazilian e-commerce websites which is a month-long equivalent to the Black Friday in the United States) and the Christmas season in Brazil, Argentina and Mexico while the first quarter of the year is our slowest period, as the months of January and February correspond to vacation time in Brazil and Argentina.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

The amount of cash flows and working capital we require to support our operations fluctuate throughout the year, primarily driven by the seasonality of our business. Typically, we have higher generation of cash flows during the fourth quarter, given the increase in the volume of sales we generally experience in this period, which includes the Black November period and the holiday season. Conversely, our cash flow requirements increase during the first quarter of the year as a result of (1) the maturity of the payment terms with our suppliers for inventory acquired in advance of our peak selling season and (2) a decrease in sales volumes that typically follows such season.

5.              Segment Information

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company, after past reorganizations and deals, organized around geographical divisions has only one reportable segment, Brazil. Which comprises operating revenues, expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited Netshoes Holding, LLC and NS2.Com Internet S.A.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of revenues below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of revenues.

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Sports (1)	R$	299,687	R$	248,044	US$	63,655
Fashion (1)		49,127		55,880		14,340
Marketplace		11,537		22,779		5,846
Total revenues	R$	360,351	R$	326,703	US$	83,841

(1)Freight services were allocated to the product revenues that they are related to.

6.              Earnings (Loss) Per Share (“EPS”)

The Company computes basic loss per share by dividing net loss, from continuing operations and from discontinued operations, attributable to the owners of the Parent by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss, from continuing operations and from discontinued operations, attributable to the owner of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of share options.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

The following table sets forth the computation of the Company’s basic and diluted loss, from continuing operations and discontinued operations, per share attributable to the owners of the Parent for the three months ended March 31, 2018 and 2019:

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Numerator
Net loss for the period attributable to the owners of the Parent from continuing operations	R$	(50,714)	R$	(64,291)	US$	(16,499)
Net loss for the period attributable to the owners of the Parent from discontinued operations		(10,468)		(2,583)		(663)

Denominator
Weighted average number of outstanding shares of common stock		31,048,672		31,056,244		31,056,244

Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(1.97)	R$	(2.15)	US$	(0.55)
Basic and diluted from continuing operations		(1.63)		(2.07)		(0.53)
Basic and diluted from discontinued operations		(0.34)		(0.08)		(0.02)

(1) When the Company reports net loss, from continuing operations and from discontinued operations, attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options.

7.              Revenues

Details of revenues for the three months ended March 31, 2018 and 2019 were as follows:

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Product sales - B2C	R$	330,194	R$	290,219	US$	74,478
Product sales - B2B		6,228		202		52
Other revenues - Freight related services		12,017		12,754		3,273
Other revenues - Marketplace		11,537		22,779		5,846
Other revenues - Ncard		375		749		192
Total Revenue	R$	360,351	R$	326,703	US$	83,841

The Company has established distribution centers in the Brazilian states of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rates of a range from 0.5% to 1.0% during the three months ended March 31, 2018 and 2019, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 1.0% during the three months ended March 31, 2018 and 2019.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non-recoverable taxes and increase the Cost of Sales. Note 9 (a) of these financial statements presents the impact on cost of sales.

For the three months ended March 31, 2018 and 2019, the total amounts of tax incentives recorded in revenues are as follows:

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD

State of Pernambuco	R$	10,875	R$	7,192	US$	1,846
State of Minas Gerais		28,535		15,726		4,036
Total tax incentives - Net sales	R$	39,410	R$	22,918	US$	5,882

8.              Deferred Revenue

Deferred revenue from exclusive use of the Company’s customer database is recognized as Other operating (expense) income, net in the consolidated statements of profit or loss using the straight-line method, over the period of the contract (10 years).  In the three months ended March 31, 2018 and 2019 the amount of R$375 and R$340 (US$87) were recognized, respectively.

Deferred revenue from credit card activation is recognized as Other revenues – NCard within Revenues (see note 7), in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers.

9.              Expenses

(c)     Costs of Sales

The following is the breakdown of cost of sales for the three months ended March 31, 2018 and 2019, respectively:

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Cost of product sales	R$	217,587	R$	202,225	US$	51,896
Shipping costs		30,847		35,939		9,223
Others		368		-		-
Total cost of sales	R$	248,802	R$	238,164	US$	61,119

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 6 granted by the States of Minas Gerais and Pernambuco. For the three months ended March 31, 2018 and 2019, the total amounts of non-recoverable ICMS are as follows:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD

State of Pernambuco	R$	3,801	R$	6,612	US$	1,697
State of Minas Gerais		17,276		12,352		3,170
Non-recoverable ICMS	R$	21,077	R$	18,964	US$	4,867

The impact of tax incentives net of non-recoverable ICMS for the three months ended March 31, 2018 and 2019 is R$18,333 and R$3,954 (US$1,015), respectively.

(d)     Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for the three months ended March 31, 2018 and 2019, respectively:

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Salaries and employees' benefits	R$	31,676	R$	29,636	US$	7,605
Marketing expenses		38,251		36,651		9,406
Operating lease		5,128		328		84
Credit card fees		6,466		6,499		1,668
Information technology services		295		259		66
Amortization and depreciation		1,708		6,324		1,623
Consulting		75		1,394		358
Allowance for doubtful accounts		4,681		(1,676)		(430)
Sales commissions and royalties		3,912		3,722		955
Facilities expenses		2,780		2,099		539
Others		3,799		4,158		1,067
Total selling and marketing expenses	R$	98,771	R$	89,394	US$	22,941

(e)     General and Administrative Expenses

The following is the breakdown of general and administrative expenses for the three months ended March 31, 2018 and 2019, respectively:

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Salaries and employees' benefits	R$	18,390	R$	15,801	US$	4,055
Operating lease		1,735		6		2
Information technology services		10,166		7,589		1,948
Amortization and depreciation		13,967		10,949		2,810
Consulting		2,574		7,786		1,998
Facilities expenses		679		575		148
Others		1,678		1,994		510
Total general and administrative expenses	R$	49,189	R$	44,700	US$	11,471

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

(f)      Financial Income (Expenses)

The following is the breakdown of financial income and expenses of the Company for the three months ended March 31, 2018 and 2019, respectively:

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Interest income	R$	3,908	R$	2,660	US$	683
Foreign exchange gain		217		596		153
Total financial income	R$	4,125	R$	3,256	US$	836

		Three months ended in March 31,
		2018		2019		2019
		BRL		BRL		USD
		Restated
Interest expense	R$	14,646	R$	12,003	US$	3,080
Interest expense, leases		-		2,336		599
Cost of sale and discount of receivables		-		3,802		976
Bank charges		669		437		112
Foreign exchange loss		206		694		178
Debt issuance costs		526		584		150
Other		1,267		3,246		834
Total financial expense	R$	17,314	R$	23,102	US$	5,929

10.           Cash and Cash Equivalents

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Cash and bank balances	R$	6,108	R$	8,977	US$	2,304
Cash equivalents		61,213		34,217		8,781
Total cash and cash equivalents	R$	67,321	R$	43,194	US$	11,085

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) with original maturities of 90 days or less and investments funds with an insignificant risk of change in value and with daily liquidity, issued by Brazilian financial institutions, that accrue at an average interest rate of 92.26% of CDI (Interbank Deposit Certificate rate).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

11.           Trade Accounts Receivable, Net

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Trade accounts receivables	R$	184,954	R$	108,589	US$	27,867
Allowance for doubtful accounts		(21,147)		(17,800)		(4,568)
Total trade accounts receivables, net	R$	163,807	R$	90,789	US$	23,299

The changes in the allowance for doubtful accounts receivable for the three months period ended March 31, 2018 and 2019 are as follows:

		2018		2019		2019
		BRL		BRL		USD
Balance at January 1	R$	(20,871)	R$	(21,147)	US$	(5,427)
Additions, net of reversions		(4,681)		1,675		430
Adjustment from adoption of IFRS 9 (a)		(2,322)		-		-
Adjustment from adoption of IFRS 9 (b)		(701)		-		-
Write-offs		7,619		1,672		429
Balance at March 31	R$	(20,956)	R$	(17,800)	US$	(4,568)

a)       Impact of adopting IFRS9 on opening balance, related to reclassification from accounts receivables (“gross”) to allowance for doubtful accounts at January 1, 2018.

b)       Impact of adopting IFRS9 on opening balance, recognized in Accumulated losses as at January 1, 2018.

Information about the Company’s exposure to credit and other market risks is included in Note 20.

12.           Inventories, Net

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Finished goods for resale	R$	308,666	R$	295,853	US$	75,924
Right to recover returned goods		2,282		818		210
Allowance for slow moving and others		(42,354)		(40,847)		(10,483)
Total inventories, net	R$	268,594	R$	255,824	US$	65,651

Due to obsolescence, damaged and slow-moving items, the Company recognized losses on the related inventories to their net realizable value, which resulted in (reversal)/loss of R$4,180 and R$(1,424) (US$(365)) for the three months ended March 31, 2018 and 2019, respectively.

During the third quarter of 2018, the Company terminated a commercial relationship with the supplier of B2B operation (Midway Labs). As consequence the Company adjusted margins of nutrition supplements products, in order to accelerate sales through its B2C channel. The Company recognized allowances for net realizable value which reduced its inventories acquired from that former supplier to a net realizable value of R$19,675 (US$5,049) as of March 31, 2019 (R$24,713 as of December 31, 2018).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

13.           Recoverable Taxes

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
VAT Taxes Brazil (ICMS)	R$	90,069	R$	87,761	US$	22,522
VAT Taxes International		1,168		-		-
Taxes other than income tax (PIS and COFINS)		176		3,837		985
Withholding income taxes		5,869		2,442		627
Others		1,965		2,000		512
Total recoverable taxes	R$	99,247	R$	96,040	US$	24,646
Current		59,214		58,577		15,032
Non-Current		40,033		37,463		9,614

14.           Property and Equipment, Net

The gross amount of property and equipment was R$134,166 at December 31, 2018 and increased to R$213,484 (US$54,781) at March 31, 2019. During the three months ended March 31, 2018 and 2019, the Company acquired property and equipment with a cost of R$10,544 and R$1,481 (US$380), respectively, and also had R$83,516 of additions due to initial adoption of IFRS 16 (see note 2.5) during the three months ended March 31, 2019. During the three months ended March 31, 2018 and 2019, the Company disposed of property and equipment with a carrying amount of R$276 and R$278 (US$71), respectively.

During the three months ended March 31, 2018 and 2019 a loss on disposal of R$259 and R$48 (US$ 12) has occurred, respectively, which was included in Other operating expense in the condensed consolidated statements of profit or loss.

15.           Intangible assets, Net

The gross amount of intangible assets was R$ 243,629 at December 31, 2018 and increased to R$252,310 (US$64,750) at March 31, 2019. During the three months ended March 31, 2018 and 2019, the Company acquired and developed intangible assets with a cost of R$16,801 and R$8,675 (US$2,226), respectively. The increase is primarily in connection with software acquired and software in development related to website platform and license software.

16.           Trade Accounts Payable

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Trade accounts payable - domestic	R$	331,656	R$	310,079	US$	79,575
Trade accounts payable - foreign		5,464		2,361		606
Total trade accounts payable	R$	337,120	R$	312,440	US$	80,181

Information about the Company’s exposure to currency and liquidity risks is included in Note 20.

17.           Reverse factoring

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Trade accounts payable	R$	31,731	R$	32,259	US$	8,279
Other liabilities		13,545		5,958		1,529
Total reverse factoring	R$	45,276	R$	38,217	US$	9,808

The Company has entered into reverse factoring with financial institutions in order to allow suppliers to advance receivables related to the Company’s purchases of inventories.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

18.           Accrued Expenses

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Selling and marketing services	R$	73,932	R$	60,725	US$	15,584
Services		11,188		15,206		3,902
Freight		17,340		15,053		3,863
Information technology		6,099		11,632		2,985
Gift card		7,722		8,884		2,280
Employees benefits		2,099		3,075		789
Rentals		4,226		2,521		647
Provision for sales with a right of return		3,803		1,189		305
Acquisition of fixed assets and intangible		2,182		1,088		279
Other		8,130		6,544		1,680
Total accrued expenses	R$	136,721	R$	125,917	US$	32,314

19.           Debt

During the three months ended March 31, 2018 and 2019, the Company repaid (principal and interest, excluding discontinued operations) R$43,944 and R$9,893 (US$2,539) of secured borrowings, nonconvertible loans and bank loans, respectively. The weighted average interest rate for debt was 9.52% and 9.55% for the three months ended March 31, 2018 and 2019, respectively.

The secured borrowings and debentures contain certain affirmative financial covenants for which the Company was in compliance as of March 31, 2019.

The carrying value of the Company’s outstanding debt consists of the following:

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Secured borrowings	R$	164,539	R$	166,496	US$	42,728
Nonconvertible notes - Debentures		64,340		64,495		16,551
Total long-term debt		228,879		230,991		59,279
Current portion of long-term debt		38,473		66,882		17,164
Long-term debt, net of current portion	R$	190,406	R$	164,109	US$	42,115

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

20.           Financial Instruments - Fair Value and Risk Management

(a)     Accounting classifications and fair values

The following table shows the carrying amounts of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities if the carrying amount is a reasonable approximation of fair value.

		As at December 31, 2018
			Carrying amount
Financial assets or liabilities, not measured at fair value		Fair value	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Total
		BRL	BRL	BRL	BRL
Cash and cash equivalents		-	67,321	-	67,321
Restricted cash, current and non-current portion		-	21,529	-	21,529
Trade accounts receivables		-	163,807	-	163,807
Due from related parties		-	7	-	7
Judicial deposits		-	119,717	-	119,717
Other assets, current and non-current portion			14,166	-	14,166
Trade accounts payable		-	-	(337,120)	(337,120)
Reverse factoring		-	-	(45,277)	(45,277)
Long-term debt		-	-	(228,879)	(228,879)
Accrued expenses		-	-	(136,721)	(136,721)
Other current liabilities		-	-	(25,709)	(25,709)
Total	R$	-	386,547	(773,706)	(387,159)

		As at March 31, 2019
			Carrying amount
Financial assets or liabilities, not measured at fair value		Fair value	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Total		Total
		BRL	BRL	BRL	BRL		USD
Cash and cash equivalents	R$	-	43,194	-	43,194	US$	11,085
Restricted cash, current and non-current portion		-	22,400	-	22,400		5,748
Trade accounts receivables		-	90,789	-	90,789		23,299
Judicial deposits		-	124,516	-	124,516		31,954
Other assets, current and non-current portion		-	16,667	-	16,667		4,277
Trade accounts payable		-	-	(312,440)	(312,440)		(80,181)
Reverse factoring		-	-	(38,217)	(38,217)		(9,808)
Long-term debt		-	-	(230,991)	(230,991)		(59,279)
Accrued expenses		-	-	(125,917)	(125,917)		(32,314)
Other current liabilities		-	-	(23,654)	(23,654)		(6,069)
Total	R$	-	297,566	(731,219)	(433,653)	US$	(111,288)

(b)     Measurement of fair values

The Company’s financial instruments, including cash and cash equivalents, restricted cash, trade accounts receivable, trade accounts payable and other payables, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The estimated fair value of Long-term debts are based on the current rates offered to the Company of the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of these financial instruments has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of these financial instruments at December 31, 2018 and March 31, 2019 closely approximated the fair value at December 31, 2018 and March 31, 2019, respectively.

(c)     Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company´s executive officers, which in turn is under the oversight of the Company´s board of directors.

The Company has exposure to the following risks arising from financial instruments:
• credit risk (see (a)); • liquidity risk (see (b)); and • market risk (see (c)).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

a.       Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers and cash and cash equivalents.

Trade Accounts Receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and for business to customer (B2C) sales, it considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management's assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2018 and March 31, 2019.

At December 31, 2018 and March 31, 2019, respectively, the aging of trade accounts receivable was as follows:

		December 31, 2018
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net
		BRL		BRL		BRL
Not past due	R$	163,924	R$	(4,525)	R$	159,399
Past due 1-30 days		1,034		(159)		875
Past due 31-90 days		2,461		(731)		1,730
Past due 91-120 days		1,784		(247)		1,537
Past due 120-180 days		2,183		(1,928)		255
Past due over 180 days		13,568		(13,557)		11
Total	R$	184,954	R$	(21,147)	R$	163,807

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

		March 31, 2019
		Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net		Trade accounts receivable, net
		BRL		BRL		BRL		USD
Not past due	R$	90,217	R$	(2,711)	R$	87,506	US$	22,457
Past due 1-30 days		1,172		-		1,172		301
Past due 31-90 days		705		(297)		408		105
Past due 91-120 days		743		(154)		589		151
Past due 120-180 days		1,543		(466)		1,077		276
Past due over 180 days		14,209		(14,172)		37		9
Total	R$	108,589	R$	(17,800)	R$	90,789	US$	23,299

Cash and cash equivalents

The Company held cash and cash equivalents of R$67,321 and R$43,194 (US$11,085) at December 31, 2018 and March 31, 2019, respectively. Cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB-, based on Standard & Poor’s credit rating for local currency credit supplier.

Other assets, non-current

During the third quarter of 2018, the Company terminated a commercial relationship with Midway Labs USA LLC supplier of supplements and vitamins, against which the Company filed a lawsuit. The Company has at March 31, 2019 receivables of R$ 27,390 (USD 7,029), R$27,390 as at December 31, 2018, with that former partner. The Company performed an analysis of the recoverability of such amounts. The Company reclassified such amount from Other assets to Other assets, non-current, and recognized an expected loss (against Cost of sales and Selling and marketing expenses) of R$ 13,225 during 2018. During 2019 there were no allowance additions or reversals. The Company measured expected credit losses of that financial instrument in a way that reflects:

(a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

(b) the time value of money; and

(c) reasonable and supportable information that is available.

b.       Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation, consequently safeguarding the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The following are the remaining contractual maturities of financial liabilities as of March 31, 2019. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of March 31, 2019.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

		As at December 31, 2018
		Carrying amount		Contractual cash flows
				Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
		BRL		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	228,879	R$	59,264	R$	191,630	R$	7,120	R$	6,166
Trade accounts payable		337,120		339,660		-		-		-
Reverse factoring		45,276		45,629		-		-		-
Accrued expenses		136,721		136,721		-		-		-
Other current liabilities		25,709		25,709		-		-		-
Provision for labor, civil and tax risks		19,935		-		-		-		19,935
	R$	793,640	R$	606,983	R$	191,630	R$	7,120	R$	26,101

		As at March 31, 2019
		Carrying amount		Carrying amount		Contractuall cash flows
						Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
		BRL		USD		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	230,991	US$	59,279	R$	80,646	R$	151,036	R$	-	R$	-
Trade accounts payable		312,440		80,181		322,472		-		-		-
Reverse factoring		38,217		9,808		38,217		-		-		-
Accrued expenses		125,917		32,314		131,691		-		-		-
Lease liabilities		79,771		20,471		16,121		36,957		23,667		26,372
Other current liabilities		23,649		6,068		24,969		-		-		-
Provision for labor, civil and tax risks		23,714		6,086		-		-		-		23,714
	R$	834,699	US$	214,206	R$	614,116	R$	187,993	R$	23,667	R$	50,086

c.        Market risk

Foreign currency exchange risk

The Company’s revenues are denominated in the functional currencies of the countries in which our operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

March 31, 2019
USD
Other assets	2,259
Trade accounts payable	(606)
Net statement of financial position exposure	1,653

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

	Profit or loss
As at March 31, 2019	Strenghthening	Weakening
	BRL	BRL
Net exposure in USD	$644	(644)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of March 31, 2019.

Interest rate risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company´s financial expense on borrowings subject to variable interest rates would increase or decrease by R$275 (US$70) for the three months ended March 31, 2019. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$89 (US$23) for the three months ended March 31, 2019.

Inflation risk

Brazil and countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The inflation rate in Argentina has exceeded projections over the past quarters. As a result, the consumer price index (CPI) currently being used to monitor inflation in Argentina indicate three-year cumulative inflation rates that have increased significantly, also related to the depreciation of the Argentinian Peso.

The Company does not believe that inflation has had a material effect in its business, financial condition or results of operations. The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

21.           Share-based payments

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 1,296,470 share options to key employees, directors and independent contractors. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

Equity-settled arrangements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

Upon completion of Initial Public Offering, the Company reclassified the previous share-based plan from cash-settled to equity-settled, and the impact was a reduction in non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706.

As the Company provided holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

A summary of option activities under the Plan and changes during the period ended December 31, 2018 and March31, 2019 is set forth in the following table:

Equity-settled arrangements	Number of Units		Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Term (in years)
			USD
Oustanding at December 31, 2017	369,620	US$	9.20	0.7 year
Granted	828,000		4.37
Forfeited, cancelled and expired	(239,436)		9.91
Oustanding at December 31, 2018	958,184	US$	4.85	2.26 years
Granted	242,000		1.65
Forfeited, cancelled and expired	(59,369)		5.39
Oustanding at March 31, 2019	1,140,815	US$	4.14	2.37 years

Vested at December 31, 2018	296,351
Vested at March 31, 2019	303,625

As of March 31, 2019, the Company had remaining unrecognized compensation cost of R$2,525 (US$648), which is expected to be recognized over a weighted average period of 2.5 years.

The Company recognized compensation expenses for equity-settled arrangements of R$2,557 and R$462 (US$118) for the three months ended March 31, 2018 and 2019, respectively.

The weighted average fair value of granted options were estimated at US$5.91 and US$4.19 per share at December 31, 2018 and March 31, 2019, respectively.

22.           Income taxes

Income tax expenses for the periods presented are based on the best estimate of the weighted average annual income tax rate expected for the full years.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

The Company’s effective tax rate for the three months ended March 31, 2019 was 0% (three months ended March 31, 2018: 0%).

23.           Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2018 and March 31, 2019 are listed below:

		Percentage Ownership and Voting Interest

Company	Country of Incorporation	December 31, 2018	March 31, 2019

Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet S.A.	Brazil	100.00%	100.00%
NS3 Internet S.A. (*)	Argentina	98.22%	98.37%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

(*) Transfered to Non-current held for sale (see note 3).

The Company has the following related party transactions:

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$	7	R$	-	US$	-

		Three months ended in March 31,
		2018		2019		2018
		BRL		BRL		USD
Income statement amounts
Key management personnel compensation
Compensation and short-term benefits	R$	3,796	R$	1,945	US$	499
Share-based payments		226		277		71
Total	R$	4,022	R$	2,222	US$	570

24.           Contingencies

(a)     Provision for litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company´s assessment of whether a loss is reasonably possible, or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2018	R$	498	R$	2,646	R$	16,791	R$	19,935	U$	5,116
Additions, net of reversal		72		1,222		3,809		5,103		1,310
Payments		(46)		(1,278)		-		(1,324)		(340)
As of March 31, 2019	R$	524	R$	2,590	R$	20,600	R$	23,714	U$	6,086

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company´s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits are individually significant.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

(b)     Contingent liabilities

In September 2017, the Company received a tax assessment amounting to R$89,013 from the Brazilian tax authorities, asserting that the Company had unduly considered PIS and COFINS tax credits related to marketing and information technology services, effectively reducing the PIS and COFINS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore no provision has been recognized in relation to this claim.

In December 2018, the Company received a tax assessment amounting to R$51,853 from the Brazilian tax authorities, asserting that the Company had unduly considered ICMS tax credits related to sales returns, effectively reducing the ICMS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore no provision has been recognized in relation to this claim.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated interim financial statements

For the three months ended March 31, 2019

(In thousands of reais and dollars, unless otherwise stated)

(c)     Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrues interest at Brazil’s official short-term interest rate (SELIC).

		December 31, 2018		March 31, 2019
		BRL		BRL		USD
VAT taxes Brazil (PIS and COFINS)[1]	R$	101,971	R$	103,595	US$	26,585
PIS and COFINS on financial income[1]		3,319		3,488		895
Tax on manufactured products (IPI)[2]		12,576		14,518		3,726
Other		1,851		2,915		748
Total judicial deposits		119,717		124,516		31,954

(1)       Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS):

The Company is involved in disputes related to:

i)                    Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, the Company’s lawyers assessed the likelihood of losing this legal dispute as remote as of December 31, 2018 and March 31, 2019. Since August of 2017, the Brazilian tax authority has ceased the obligation to make further judicial deposit. The Company is currently waiting the court to define which procedures are necessary to refund the judicial deposit.

ii)                   A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2)       Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

(d)     Class action

As disclosed by the Company on August 9, 2018 two purported shareholder class actions under U.S. Securities Act of 1933 were filed before the Supreme Court of the State of New York, claiming that the Company, among other defendants, made alleged material misstatements or omissions in the registration statement and prospectus issued in connection with Company’s April 2017 initial public offering. The Company is reviewing the complaints and intend to vigorously defend against these and any other related lawsuits.

As the dispute is still in its findings and class certification stages and considering that the outcome of the dispute is subject to considerable uncertainty, it is not possible, at this stage, for the Company to reasonably estimate the potential loss or range of loss, if any, that may result from the final resolution of these legal proceedings. Therefore, no provision is recognized in the financial statements. An unfavorable outcome of the class action may have a material impact on the Company.

**********

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: May 10, 2019